Astris Energi Provides Update on Financial Statement Filings and Notice of Annual and Special Meeting

MISSISSAUGA, ONTARIO, CANADA, May 15, 2007 -- Astris Energi Inc. (OTC Bulletin Board - ASRNF) (the “Company” or “Astris”), confirmed today that there have been no material changes with respect to the information provided in its press release and Notice of Default issued on April 30, 2007. Astris expects to file its annual financial statements (including its MD&A) for the fiscal year ended December 31, 2006 (the “2006 Statements”) on or about May 21, 2007 and no later than May 25, 2007. The directors and senior officers of the Company are subject to a management cease trade order issued by the Alberta Securities Commission (“ASC”) prohibiting such persons from trading in the Company’s securities. The management cease trade order is expected to be in place until approximately two business days following the filing of the 2006 Statements with the ASC.

Astris also announced that its annual and special meeting of shareholders will take place on July 10, 2007 at 10AM in the Boardroom of Lang Michener LLP, BCE Place, 181 Bay Street, 25th Floor, Toronto, Ontario, Canada. The special business of the meeting will be to consider the sale of substantially all of the Company’s assets, as described in the Company’s press release of April 17, 2007. A notice of record and meeting dates was filed on SEDAR on May 11, 2007. Astris’ shareholders of record on June 4, 2007 will be entitled to notice of the meeting and to vote at the meeting.

Notes on Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements with respect to Astris’s plans, objectives, expectations and intentions and other statements identified by words such as “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions. These statements are based upon the current assumptions, beliefs and expectations of Astris’s management and are subject to known and unknown risks and uncertainties, many of which are beyond Astris’ control. Such risks include those detailed in Astris’s filings with the Securities and Exchange Commission and the ASC. Actual results may differ from those set forth in the forward-looking statements. Astris undertakes no obligation to update any forward-looking statements, except as required by law.

For further information, please contact:

Anthony Durkacz
Vice President, Finance
Ph: 905-608-2000
Fx: 905-608-8222
Astris Energi Inc.